Exhibit 99.1

JOINT NEWS RELEASE

Agnico Eagle and O3 Mining Announce
Subsequent Acquisition Transaction and Completion of Offer

•	The Offer has now expired and Agnico Eagle has taken-up and acquired 95.6% of the issued and outstanding O3 Mining shares

•	Agnico Eagle and O3 Mining will enter into an amalgamation agreement under which Agnico Eagle will acquire all remaining O3 Mining shares by way of amalgamation

•	Remaining O3 Mining shares (other than shares held by dissenting shareholders) and warrantholders who exercise their warrants after the amalgamation will receive $1.67 per share in cash

•	Questions or Need Assistance? Contact Laurel Hill Advisory Group for assistance at 1-877-452-7184 or email assistance@laurelhill.com

(All amounts expressed in Canadian dollars unless otherwise noted)

TORONTO – February 4, 2025 – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) and O3 Mining Inc. (TSXV: OIII, OTCQX: OIIIF) (“O3 Mining”) are pleased to jointly announce the expiry of Agnico Eagle’s board-supported take-over bid (the “Offer”) for all of the outstanding common shares of O3 Mining (the “Common Shares”) for $1.67 in cash per Common Share. Agnico Eagle has taken-up and acquired an aggregate of 114,785,237 Common Shares that were tendered to the Offer, representing approximately 95.6% of the issued and outstanding Common Shares on a basic basis. As a result, as of the date hereof, Agnico Eagle beneficially owns, and exercises control and direction over, an aggregate of 115,842,990 Common Shares, representing approximately 96.5% of the issued and outstanding Common Shares on a basic basis. This includes the additional 4,360,806 Common Shares (the “Deposited Shares”) tendered to the Offer during the mandatory 10-day extension period that expired at 11:59 p.m. (EST) on February 3, 2025. The aggregate consideration payable for the Deposited Shares is $7,282,546. Agnico Eagle will pay for the Deposited Shares by February 6, 2025.

Subsequent Acquisition Transaction

Agnico Eagle Abitibi Acquisition Corp., a wholly-owned subsidiary of Agnico Eagle, and O3 Mining will amalgamate under the Business Corporations Act (Ontario) (the “Amalgamation”), with the amalgamated entity (“Amalco”) becoming a wholly-owned subsidiary of Agnico Eagle. The Amalgamation will constitute the subsequent acquisition transaction contemplated by the Offer (the “Subsequent Acquisition Transaction”), by which Agnico Eagle will acquire ownership of 100% of the Common Shares.

Each O3 Mining shareholder (other than Agnico Eagle and any O3 Mining shareholder who validly exercises dissent rights in relation to the Amalgamation) will, upon completion of the Amalgamation, receive one redeemable preferred share of Amalco (each, a “Redeemable Preferred Share”) for each Common Share held immediately prior to the effective time of the Amalgamation. The Redeemable Preferred Shares will be automatically redeemed effective immediately following the effective time of the Amalgamation for $1.67 in cash per Redeemable Preferred Share (the “Redemption Consideration”) held immediately prior to the effective time of the Amalgamation. The Redemption Consideration is the same as the consideration that was offered to O3 Mining shareholders under the Offer.

The Amalgamation must be approved by (i) at least two-thirds of the votes cast by O3 Mining shareholders at a special meeting of O3 Mining shareholders (the “Meeting”) and (ii) a simple majority of the votes cast by O3 Mining shareholders at the Meeting, excluding votes from O3 Mining shareholders required to be excluded by Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”). As Agnico Eagle beneficially owns, and exercises control and direction over, Common Shares carrying more than two-thirds of the votes attached to all of the issued and outstanding Common Shares and the Common Shares taken-up and acquired under the Offer represent more than a majority of the votes attached to the Common Shares that may be voted in the “minority” vote under MI 61-101, Agnico Eagle is able to ensure the successful outcome of the shareholder votes in respect of the Amalgamation. The O3 Mining board recommends that O3 Mining shareholders vote FOR the Amalgamation.

Additional information regarding the terms of the amalgamation agreement and the Amalgamation will be provided in the management information circular of O3 Mining (the “Circular”) for the Meeting. It is anticipated that the Circular will be mailed to O3 Mining shareholders in February 2025 and the Meeting will be held in March 2025. Copies of the amalgamation agreement and the Circular will be made available on O3 Mining’s issuer profile on SEDAR+ at www.sedarplus.ca.

The Amalgamation is expected to close prior to March 31, 2025. Following completion of the Amalgamation, the Common Shares will be de-listed from the TSX Venture Exchange and O3 Mining will make an application to the Ontario Securities Commission to cease to be a reporting issuer under Canadian securities laws. Upon O3 Mining ceasing to be a reporting issuer, O3 Mining will no longer be subject to the ongoing continuous disclosure and reporting obligations currently imposed on O3 Mining as a reporting issuer and will be a private company that is wholly-owned by Agnico Eagle.

Information for Warrantholders

Certain Common Share purchase warrants of O3 Mining (the “Warrants”) remain issued and outstanding, which are governed in accordance with the warrant indenture dated August 28, 2024 between O3 Mining and Odyssey Trust Company, as warrant agent. These Warrants are exercisable at $1.45 per Warrant until August 28, 2026. O3 Mining intends to enter into a supplemental indenture to provide that holders of such Warrants will receive, on exercise of their Warrants in lieu of Common Shares, $1.67 in cash following the Amalgamation.

Updated Early Warning Disclosure Regarding O3 Mining

Immediately prior to the take-up of the Deposited Shares under the Offer, Agnico Eagle beneficially owned, and exercised control and direction over, 111,482,184 Common Shares, representing approximately 92.9% of the issued and outstanding Common Shares on a basic basis, and 270,000 Warrants exercisable for an aggregate of 270,000 Common Shares at an exercise price of $1.45 per Warrant. In addition, Agnico Eagle holds a convertible senior unsecured debenture in the principal amount of $10,000,000 dated June 19, 2023 (the “Convertible Debenture”). Assuming the full exercise of all Warrants held by Agnico Eagle and the full conversion of the Convertible Debenture immediately prior to the take-up of Deposited Shares under the Offer, Agnico Eagle would beneficially own, and exercise control and direction over, 116,630,233 Common Shares, representing approximately 93.1% of the issued and outstanding Common Shares on a partially-diluted basis.

Agnico Eagle acquired an additional 4,360,806 Deposited Shares pursuant to the Offer during the mandatory 10-day extension period, representing all of the Common Shares validly deposited and not withdrawn as of 11:59 p.m. (EST) on February 3, 2025, for aggregate consideration of $7,282,546 in cash. As a result, as of the date hereof, Agnico Eagle beneficially owns, and exercises control and direction over, an aggregate of 115,842,990 Common Shares, representing approximately 96.5% of the issued and outstanding Common Shares on a basic basis. Assuming the full exercise of all Warrants held by Agnico Eagle and the full conversion of the Convertible Debenture, Agnico Eagle would beneficially own, and exercise control and direction over, 120,991,039 Common Shares, representing approximately 96.6% of the issued and outstanding Common Shares on a partially-diluted basis.

An early warning report in respect of the foregoing will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Agnico Eagle Mines Limited
c/o Investor Relations
145 King Street East, Suite 400
Toronto, Ontario M5C 2Y7
Telephone: 416-947-1212
Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. O3 Mining’s head office is located at 155 University Avenue, Suite 1440, Toronto, Ontario M5H 3B7.

Advisors

Edgehill Advisory Ltd. is acting as financial advisor to Agnico Eagle. Davies Ward Phillips & Vineberg LLP is acting as legal advisor to Agnico Eagle.

Maxit Capital is acting as financial advisor to O3 Mining. Bennett Jones LLP is acting as legal advisor to O3 Mining. Fort Capital is acting as financial advisor to the Special Committee of independent directors of O3 Mining. Cassels Brock & Blackwell LLP is acting as legal advisor to the Special Committee.

Odyssey Trust Company will act as depositary for the Amalgamation and Laurel Hill Advisory Group is acting as information agent. If you have any questions or require assistance, please contact Laurel Hill Advisory Group, by phone at 1-877-452-7187 or by e-mail at assistance@laurelhill.com.

About O3 Mining Inc.

O3 Mining Inc. is a gold explorer and mine developer in Québec, Canada, adjacent to Agnico Eagle’s Canadian Malartic mine. O3 Mining owns a 100% interest in all its properties (128,680 hectares) in Québec. Its principal asset is the Marban Alliance project in Québec, which O3 Mining has advanced over the last five years to the cusp of its next stage of development, with the expectation that the project will deliver long-term benefits to stakeholders.

About Agnico Eagle Mines Limited

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico, with a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information on Agnico Eagle, please contact:

Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation that is based on current expectations, estimates, projections, and interpretations about future events as at the date of this news release. Forward-looking information and statements are based on estimates of management by O3 Mining and Agnico Eagle, at the time they were made, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information or statements. Forward-looking statements in this news release include, but are not limited to, statements regarding: the structure, consideration, timing and completion (if at all) of the Subsequent Acquisition Transaction; the ability of Agnico Eagle to complete the Subsequent Acquisition Transaction to acquire 100% of O3 Mining by way of the Amalgamation (if at all); and the timing of the mailing of the Circular, the Meeting and completing the Amalgamation. Material factors or assumptions that were applied in formulating the forward-looking information contained herein include, without limitation, the expectations and beliefs of Agnico Eagle and O3 Mining that any second-step transaction will be successful and the ability to achieve goals, including the integration of the Marban Alliance property to the Canadian Malartic land package and the ability to realize synergies arising therefrom. Agnico Eagle and O3 Mining caution that the foregoing list of material factors and assumptions is not exhaustive. Although the forward-looking information contained in this news release is based upon what Agnico Eagle and O3 Mining believe, or believed at the time, to be reasonable expectations and assumptions, there is no assurance that actual results will be consistent with such forward-looking information, as there may be other factors that cause results not to be as anticipated, estimated or intended, and neither O3 Mining, nor Agnico Eagle nor any other person assumes responsibility for the accuracy and completeness of any such forward-looking information. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. O3 Mining and Agnico Eagle do not undertake, and assume no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by applicable law. These statements speak only as of the date of this news release. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Agnico Eagle or any of its affiliates or O3 Mining.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.